UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CAT9 Group Inc.

(fka, ANDES 4 Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14875C106

(CUSIP Number)

MeiHong "Sanya" Qian

Room 1702, Building 2, No 301, Yunan Ave, Banan District

Chongqing, China 401320

86 023 62984671

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MeiHong “Sanya” Qian

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2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person INDIVIDUAL

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A relates to the common stock, $0.0001 par value, of CAT9 Group Inc., formerly, ANDES 4 Inc., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at Room 1702, Building 2, No 301, Yunan Ave, Banan District, Chongqing, China 401320.

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ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by  and MeiHong "Sanya" Qian, (the “Reporting Person”) a citizen of the People's Republic of China, residing at Room 1702, Building 2, No 301, Yunan Ave, Banan District, Chongqing, China 401320.

(a) MeiHong "Sanya" Qian

(b) The mailing address of Ms. Qian is Room 1702, Building 2, No 301, Yunan Ave, Banan District, Chongqing, China 401320.

(c) Ms. Qian's has no relation with the issuer at present; she was the former Chief Financial Officer of the issuer.

(d) Ms. Qian has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Ms. Qian has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Qian is a citizen of the People's Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 23, 2019, by way of a privately negotiated transaction, Meihong “Sanya” Qian sold 10,000,000 (10 million shares) of the issuer to Wenfa “Simon” Sun, the President, CEO and Chairman of the issuer. He acquired 10,000,000 (ten million) shares of restricted common stock from the former CFO, Meihong “Sanya” Qian. A Form 8-K disclosure was filed to reflect this event on Edgar, in addition, a Form 4 was filed reflecting this transaction.

For purposes of this Schedule 13D/A, the total number of shares reported as beneficially owned by the Reporting Person is 0 shares.

ITEM 4. PURPOSE OF TRANSACTION.

Ms. Qian holds no shares of the Issuer's securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the filing date of the Schedule 13D/A, Ms. Qian has no (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) no power to vote any shares of any Common Stock, pursuant to Rule 13d-1(j).
(b)	The responses of Ms. Qian to Items 7-11 of the cover page of this Schedule 13D/A are incorporated by reference.
(c)	Except as set forth or incorporated herein, Ms. Qian has not effectuated any other transactions in the shares of the Issuer during the past 60 days.
(d)	Not applicable
(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2019

By:	/s/ MeiHong "Sanya" Qian
MeiHong "Sanya" Qian

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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